Exhibit (a)(1)(L)


                                  Robert E. Low
                                5110 S. Rochelle
                              Springfield, MO 65807


                                                                     May 2, 2000


TO THE HOLDERS OF SHARES OF
KLLM TRANSPORT SERVICES, INC.


         On April 12, 2000, through a company called Low Acquisition, Inc., which is wholly-owned by me, I commenced an offer to purchase all of the outstanding shares of common stock, par value $1.00 per share (the "Common Stock"), of KLLM Transport Services, Inc., a Delaware corporation ("KLLM"), and the associated preferred stock purchase rights of KLLM (the "Rights" and, together with the Common Stock, the "Shares"), at a price per Share of $7.75, net to the seller in cash. I also initiated certain steps to pursue the solicitation of stockholder consents designed to replace the entire current KLLM Board of Directors with my nominees (including myself) so that certain Board action required for the completion of my tender offer could be considered by my nominees, subject to their fiduciary duties to the stockholders of KLLM.

         Since that time, various events have transpired that have caused me to amend my tender offer to purchase your Shares and discontinue, at this time, my solicitation of stockholder consents to replace the KLLM Board with my nominees. I would like to take this opportunity to summarize some of the more significant events that have transpired and changes to my tender offer:

         1. On April 25, 2000, I received a letter from counsel to the special committee of the KLLM Board in which I was informed that the special committee is of the belief that the sale of KLLM is inevitable. In the letter, the special committee indicated that it had established certain guidelines with respect to the bidding process and asked that other bidders and I follow the bidding process involving the potential sale of KLLM. Key aspects of the process include:

               o furnishing to the Committee a form of written agreement that I would be willing to sign providing for the acquisition of all of the outstanding capital stock of KLLM no later than the close of business on May 5, 2000;

               o including in the agreement my highest and best financial offer, expressed on a per-share basis, that I am willing to pay for all the outstanding capital stock of KLLM; and

               o providing in the agreement my express understanding that KLLM shall have the continued right, even after the agreement is accepted by the special committee, to continue discussions with other persons who have made or expressed an interest in making an offer that the special committee believe is likely to result in a superior proposal.

         2. Since I believe that this bidding process will result in the sale of KLLM in a manner designed to maximize share value to the KLLM stockholders, I have agreed to participate in this bidding process. In that regard, I have signed a confidentiality agreement so that I will have the benefit of a due diligence review of KLLM.

         3. To accommodate the bidding process, I have extended my tender offer from the prior expiration date of midnight on Tuesday, May 9, 2000, to midnight on Tuesday, May 30, 2000 and have withdrawn the consent solicitation materials I had filed with the SEC.

         4. Consistent with my participation in the bidding process, I have amended the conditions precedent to my tender offer to exclude my ability to terminate the offer solely as a result of another group participating in the bidding process or as a result of a default in KLLM's current credit facility resulting from a change of control.

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         All of the information  summarized in this letter has been disclosed in more detail in materials filed by me with the SEC. If I am the successful bidder for KLLM, these materials will be revised to reflect any changes to the terms, provisions and conditions of the resulting transaction agreed upon between KLLM and me, including the per share purchase price, and such materials will be redistributed to the stockholders of KLLM. You may obtain copies of all materials filed by me with the SEC at the SEC's website at WWW.SEC.GOV.

         If you have any questions or require additional information, please call MacKenzie Partners, Inc., our Information Agent, at (800) 322-2885.

                                             Very truly yours,

                                             /s/ Robert E. Low

                                             Robert E. Low